FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

B.O.S Better Online Solutions Reports Fourth Quarter and Year 2008 Financial Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shalom Daskal —————————————— Shalom Daskal CEO

Dated: March 30, 2009

B.O.S. Better Online Solutions Reports Fiscal 2008 Fourth Quarter and Year-end Financial Results

Revenue Increase by 60% Year-over-Year

RISHON LEZION, Israel, March. 31, 2009 (BUSINESS NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (Nasdaq:BOSC) a leading provider of comprehensive Mobile and RFID Solutions and Supply Chain Solutions with operations in Israel and the US, today reported its results for the fourth quarter and fiscal year ended December 31, 2008.

Financial highlights for the fourth quarter and year ended December 31, 2008 (NON-GAAP Pro-forma):

—	Revenue for the three months ended December 31, 2008 increased by 60% to $11.5 million compared to $7.2 million in the same period in 2007. Revenue for fiscal 2008 was $52.9 million compared to $23.8 million for fiscal 2007;

—	Non cash expenses of $3.7 million were recorded in the fourth quarter of 2008 which was primarily due to impairment of Goodwill, impairment of investment in other companies and inventory write offs;

—	Cost reduction plan implemented in the first quarter of 2009, included reduction of workforce by 19% (29 employees), reduction of payroll and related benefits by up to 15% and the discontinuance of non profitable product lines;

Edouard Cukierman, Chairman said: “Our Mobile and RFID Solutions and Supply Chain Solutions continue to demonstrate their ability to increase efficiency and reduce the costs of our customers’ business processes, which is especially important in difficult economic times.”

Shalom Daskal, CEO added: “Despite the challenging financial and market conditions we continue to see that BOS’ Mobile and RFID Solutions and Supply Chain Solutions are being sought out by our customers.”'

In November 2007, BOS acquired Summit, a New Jersey based Supply Chain Solutions company with major international aviation and aerospace customers. In March 2008, BOS acquired the assets of Dimex Systems an Israeli-based integrator of AIDC solutions based on RFID and bar code technology. These acquisitions significantly increased revenue and operating expenses in 2008 compared to 2007.

Revenue for 2008, on a proforma basis, as if the acquisition of Dimex had occurred on January 1, 2008, amounted to $52.9 million compared to $23.8 million in 2007. International sales accounted for 40% of revenue in 2008 compared to 33% in 2007. Sales to North and South America accounted for 24% of revenue in 2008 compared to 23% in the 2007.

EBITDA for 2008 was negative and amounted to $869,000 compared to negative EBITDA of $363,000 in 2007. EBITDA for the three months ended December 31, 2008 was negative and amounted to $1,571,000 compared to negative EBITDA of $373,000 in comparable period in 2007.

As of December 31, 2008, cash and cash equivalents were $1.6 million, short term bank loans amounted to $10.3 million and long term bank loans were $2.3 million.

Review of results on a GAAP basis:

Revenue for the fiscal 2008 was $50.8 million, a 114% increase over revenue in the comparable period in 2007.

Revenue for the fourth quarter of 2008, amounted to $11.5 million compared to $13.4 million in the third quarter of 2008, a 14% decrease. The fourth quarter decrease in revenue combined with an inventory write-off of $339,000, reduced our gross margin rate to 11.5% in the fourth quarter of 2008 compared to 22% in the previous quarter.

Operating expenses for 2008 and for the fourth quarter of 2008 include impairment of goodwill in the amount of $1.9 million, as result of the overall global economic conditions and its impact on our business operations

Other expenses in 2008 amounted to $1.4 million and $6.2 million in 2007, which in both periods primarily represent impairment of investments in companies in which we hold less than 20% and we plan to liquidate those investments.

Mr. Daskal stated that: “Following the integration of the operations of Summit and Dimex Systems with BOS’ existing operations, we have implemented a cost reduction plan, which included reduction of our workforce by 19% (29 employees), reduction of payroll and related benefits by up to 15% and the discontinuance of non profitable product lines.”

Mr. Cukierman, concluded: “As a result of the integration of Summit and Dimex Systems with BOS, I am confident that BOS will be better positioned to achieve its full potential.”

About BOS
B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990.
BOS’s operations consist of:

(i) Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of:

        (a) Hardware Devices – RFID and Mobile Infrastructure with an automatic identification and data collection equipment based on RFID and barcode technology;

        (b) RFID Middleware – A proprietary software Server intended to receive data from RFID hardware, process it and transfer it to the Software Applications; and

        (c) RFID enabled Software Applications – PointAct application platform for implementation of various business organizational processes;

(ii) Supply Chain Solutions - reselling RFID, electronic systems and components for military and aerospace manufacturers

BOS is traded on NASDAQ Global Market and on the Tel-Aviv Stock Exchange. BOS’ website address is http://www.boscorporate.com.

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Year ended December 31,		Three months ended December 31,
	2008	2007	2008	2007

Revenues	$50,849	$23,774	$11,527	$7,192
Cost of revenues	40,850	19,099	10,201	6,075

Gross profit	9,999	4,675	1,326	1,117

Operating costs and expenses:
Research and development	844	636	196	273
Sales and marketing	9,712	3,811	2,718	1,341
General and administrative	2,029	1,980	658	606
Impairment of goodwill	1,873	-	1,873	-

Total operating costs and expenses	14,458	6,427	5,445	2,220

Operating loss	(4,459)	(1,752)	(4,119)	(1,103)
Financial expenses, net	(636)	(469)	(99)	(47)
Other expenses, net	(1,448)	(6,233)	(1,202)	(5,596)

Loss before taxes on income	(6,543)	(8,454)	(5,420)	(6,746)
Taxes on income (tax benefit)	(403)	9	48	(70)

Loss from continuing operations	$(6,140)	$(8,463)	$(5,468)	$(6,676)
Income (loss) related to discontinued operations	(260)	67	(22)	(170)

Net loss	$(6,400)	$(8,396)	$(5,490)	$(6,846)

Basic and diluted net loss per share from continuing operations	$(0.51)	$(0.98)	$(0.44)	$(0.67)

Diluted net earnings (loss) per share from discontinued operations	$(0.02)	$0.01	$-	$0.02

Basic and diluted loss per share	$(0.53)	$(0.97)	$(0.44)	$(0.69)

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	December 31, 2008	December 31, 2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,637	$4,271
Trade receivables, net	13,314	9,114
Other accounts receivable and prepaid expenses	1,155	945
Inventories	10,346	8,321

Total current assets	26,452	22,651

LONG-TERM ASSETS:
Severance pay fund	652	687
Investment in other companies	882	2,494
Deferred tax	452	42

Total long-term assets	1,986	3,223

PROPERTY, PLANT AND EQUIPMENT, NET	1,128	719
OTHER INTANGIBLE ASSETS, NET	2,418	1,678
GOODWILL	5,361	2,861

Total assets	$37,345	$31,132

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$10,299	$5,028
Trade payables	6,458	5,258
Employees and payroll accruals	843	552
Deferred revenues	826	116
Accrued expenses and other liabilities	3,111	1,290

Total Current Liabilities	21,537	12,244

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	2,256	3,286
Deferred taxes	541	366
Accrued severance pay	929	798
Other long-term liabilities	838	-

Total long-term liabilities	4,564	4,450

SHAREHOLDERS' EQUITY	11,244	14,438

Total liabilities and shareholder's equity	$37,345	$31,132

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended December 31,
	2008			2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$11,527	$-		$11,527	$7,192
Gross profit	1,326	339a,5	b	1,670	1,708

Operating costs and expenses:
Research and development	196	-		196	273
Sales and marketing	2,718	(108)b ,(35	)c	2,575	1,227
General and administrativ	658	(110	)c	548	600
Impairment of goodwill	1,873	(1,873)		-	-

Total operating costs and expenses	5,445	(2,126)		3,319	2,100

Operating loss	(4,119)	2,470		(1,649)	(392)
Financial expenses, net	(99)	-		(99)	(47)
Other expenses, net	(1,202)	1,202	d	-	(8)

Loss before taxes on income	(5,420)	3,672		(1,748)	(447)
Taxes on income (tax benefit)	(48)	13	b	(35)	24

loss from continuing operations	$(5,468)	$(3,685)		$(1,783)	$(423)
Loss related to discontinued operations	(22)	-		(22)	-

Net loss	$(5,490)	$(3,685)		$(1,805)	$(423)

Basic net loss per share	$(0.44)			$(0.14)	$(0.04)

Diluted net earnings per share from discontinued operations	$-			$-	$-

Diluted net loss per share	$(0.44)			$(0.14)	$(0.04)

Weighted average number of shares used in computing
basic net income per share	12,379,656			12,379,656	9,939,099

Weighted average number of shares used in computing
diluted net income per share	12,379,656			12,379,656	9,939,099

Notes to the reconciliation:
a – inventory write off.
b – Amortization of intangible assets and its related tax benefit.
c – Stock based compensation.
d – Impairment in related with investment in Companies.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Twelve months ended December 31,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$50,849	$2,075	e	$52,924	$23,774

Gross profit	9,999	339a ,55b, 521	e	10,914	5,270
Operating costs and expenses:
Research and development	844	-		844	636
Sales and marketing	9,712	(395)b ,(165)c ,430	e	9,582	3,309
General and administrative	2,029	(416	)c	1,613	1,761
Impairment of goodwill	1,873	(1,873)		-

Total operating costs and expenses	14,458	(2,419)		12,039	5,706

Operating income (loss)	(4,459)	3,334		(1,125)	(436)
Financial expenses, net	(636)	(15	)e	(621)	(469)
Other expenses, net	(1,448)	1,448	d	-	(34)

Loss before taxes on income	(6,543)	4,797		(1,746)	(939)
Taxes on income (tax benefit)	403	(85	)b	318	(103)

Income (loss) from continuing operations	$(6,140)	$4,712		$(1,428)	$(1,042)
Income related to discontinued operations	(260)	-		(260)	-

Net loss	$(6,400)	$4,712		$(1,688)	$(1,042)

Basic net loss per share	$(0.51)			$(0.12)	$(0.12)

Diluted net loss per share from discontinued operations	$(0.02)			$(0.02)	$-

Diluted net loss per share	$(0.53)			$(0.14)	$(0.12)

Weighted average number of shares used in computing basic
net income (loss) per share	11,979,216			11,979,216	8,651,661

Weighted average number of shares used in computing diluted
net income (loss) per share	11,979,216			11,979,216	8,651,661

Notes to the reconciliation:
a – inventory write off.
b – Amortization of intangible assets and its related tax benefit.
c – Stock based compensation
d – Impairment in related with investment in Companies.
e – Gives effect to the acquisition by BOS of the assets of Dimex System Ltd (“Dimex”), which closed in March 2008, as if it had occurred, on January 1, 2008.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED EBITDA FROM CONTINUING OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2007	2008	2007

Net loss Non-GAAP from continuing operations	$(1,783)	$(423)	$(1,428)	$(1,042)

Non GAAP adjustment:
Financial expenses, net	99	47	621	469
Depreciation	78	27	256	107

Tax on income	35	(24)	(318)	103

EBITDA	$(1,571)	$(373)	$(869)	$(363)

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO,
+972-3-954-1000
eyalc@boscom.com